Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

PROFIT WARNING

ANNOUNCEMENT ON ESTIMATED LOSS IN ANNUAL RESULTS OF 2022

This announcement is made by Sinopec Shanghai Petrochemical Company Limited (the “Company”) pursuant to Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors of the Company (the “Board”) and all the members of the Board warrant that there are no false representation, misleading statements or material omissions, and jointly and severally accept responsibilities for the truthfulness, accuracy and completeness of its contents.

Important Notice:

•

Under the China Accounting Standards for Business Enterprises, the Group estimates to record a net loss attributable to equity shareholders of the Company of approximately RMB2,605 million to RMB3,184 million in 2022.

•

Under the China Accounting Standards for Business Enterprises, the Group estimates to record a net loss attributable to equity shareholders of the Company after deducting non-recurring items of approximately RMB2,557 million to RMB3,125 million in 2022.

1.	ESTIMATED RESULTS OF THE PERIOD

(1)	Period of estimated results: 1 January 2022 to 31 December 2022 (the “Period”).

(2)

Estimated results: based on preliminary estimates by the finance department of the Company, the Company and its subsidiaries (the “Group”) estimate to record a net loss attributable to equity shareholders of the Company of approximately RMB2,605 million to RMB3,184 million as of 31 December 2022, representing a loss over the corresponding period in 2021 (statutory disclosure data). The Group estimates that the net loss attributable to the equity shareholders of the Group after deducting non-recurring items will be approximately RMB2,557 million to RMB3,125 million as of 31 December 2022, representing a loss over the corresponding period in 2021 (statutory disclosure data). Specific financial figures will be disclosed in the 2022 annual report of the Company.

(3)	The estimated results have not been reviewed or audited by certified public accountants.

2.	RESULTS FOR THE CORRESPONDING PERIOD OF THE PREVIOUS YEAR

Under the China Accounting Standards for Business Enterprises
Net profit attributable to equity shareholders of the Company (RMB’000)	2,000,506
Net profit attributable to the equity shareholders of the Company after deducting non-recurring items (RMB’000)	1,908,105
Earnings per share (RMB per share)	0.185

3.	MAJOR REASONS FOR ESTIMATED LOSS IN THE RESULTS FOR THE PERIOD

In 2022, the crude oil prices rose sharply and the market demand is sluggish. The increase of the average price of the petrochemical products did not match the increase of the average price of the crude oil and thus the products’ gross profit decreased. Affected by the Covid-19 pandemic and the Company’s production equipment accident, the Company’s crude oil processing volume dropped significantly as compared with that in the previous year. In addition, the Company’s investment income has dropped significantly, etc. The combination of the above reasons led to a significant decline in the Company’s operating results.

4.	RISK WARNING

The Company does not have any significant uncertainties that will affect the accuracy of the contents of this estimated results.

5.	OTHER INFORMATION

The estimated figures above are based on preliminary assessment only. Specific and accurate financial figures will be disclosed in the 2022 annual report to be officially published by the Company. Investors are advised to pay attention to the investment risk.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited Liu Gang
Joint Company Secretary

Shanghai, the PRC, 29 January 2023

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.